150103

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Source Gold Corp.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

1,000 Shares of Series B Voting Preferred Stock; $0.00001 par value

The holders of the shares of the Series B Voting Preferred Stock shall have the right to vote those shares of the Series B Voting Preferred Stock regarding any matter or action that is required to be submitted to the shareholders of the corporation for approval.

The vote of each share of the Series B Voting Preferred Stock shall be equal to and counted as 4 times the votes of all of the shares of the corporation's (i) common stock, and (ii) other voting preferred stock issued and outstanding on the date of each and every vote or consent of the shareholders of the corporation regarding each and every matter submitted to the shareholders of the corporation for approval.

3. Effective date of filing: (optional) August 10, 2015

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X Edward J. Aruda

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.